Page 1 of 12
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1995

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Zep Manufacturing Company Profit Sharing/
        401(k) Retirement Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1995 and 1994.

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1995.

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Zep Manufacturing Company Profit Sharing/
                              401(k) Retirement Plan


Date: June 28, 1996           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Zep Manufacturing Company
Profit Sharing/401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of ZEP MANUFACTURING COMPANY PROFIT SHARING/401(k) RETIREMENT PLAN as of December 31, 1995 and 1994 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 31, 1996


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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1995 AND 1994







                                                              1995          1994


CONTRIBUTIONS RECEIVABLE:
    Employer .......................................   $ 2,006,967   $         0
    Participant ....................................       288,794       273,597
              Total contributions receivable .......     2,295,761       273,597
INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Stable Value Fund ..............................    30,426,021    29,522,580
    Balanced Fund ..................................    26,008,943    17,724,586
    Diversified Equity Fund.........................    25,767,562    17,026,627
    NSI Stock Fund .................................     5,948,705     3,710,350
    Loan Fund ......................................     3,487,013     2,421,818
    International Fund .............................       609,181             0
              Total investments ....................    92,247,425    70,405,961
NET ASSETS AVAILABLE FOR BENEFITS ..................   $94,543,186   $70,679,558







        The accompanying notes are an integral part of these statements.
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Page 5

                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,

           WITH FUND INFORMATION, FOR THE YEAR ENDED DECEMBER 31, 1995














                                                  Diversified      Stable        NSI
                                     Balanced        Equity        Value        Stock         Loan    Internat'l
                                        Fund          Fund         Fund          Fund         Fund       Fund          Total

CONTRIBUTIONS:
    Employer ..................... $    493,868  $    598,991  $    727,700  $   164,367  $         0  $  25,168  $  2,010,094
    Participant ..................    1,289,795     1,595,377     1,157,540      370,555            0     32,800     4,446,067
              Total contributions     1,783,663     2,194,368     1,885,240      534,922            0     57,968     6,456,161

NET GAIN FROM INVESTMENT
IN NSI DC TRUST ..................    5,671,871     6,337,868     2,306,772    1,208,106      230,863     34,993    15,790,473

BENEFITS PAID TO PARTICIPANTS ....     (639,163)     (875,652)   (1,456,996)    (220,672)     (64,253)      (770)   (3,257,506)

INTRAPLAN TRANSFERS ..............    1,093,530     1,145,914    (3,331,101)     515,532       30,396    545,729             0

OTHER ............................       (3,424)       (6,617)       55,619        6,519            0          0        52,097
NET INCREASE (DECREASE) ..........    7,906,477     8,795,881      (540,466)   2,044,407      197,006    637,920    19,041,225

TRANSFER FROM ZEP PLAN FOR
CONTRACT EMPLOYEES (Note 1) ......      880,870       566,909     2,155,782      350,652      868,190          0     4,822,403

NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1994 ................   17,802,453    17,128,351    29,594,217    3,732,720    2,421,817          0    70,679,558
NET ASSETS AVAILABLE FOR BENEFITS,
December 31, 1995 ................ $ 26,589,800  $ 26,491,141  $ 31,209,533  $ 6,127,779  $ 3,487,013  $ 637,920  $ 94,543,186





         The accompanying notes are an integral part of this statement.

                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994



  1.  PLAN DESCRIPTION

     The following brief description of the Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan (the "Plan") of Zep Manufacturing Company (the "Company"), a division of National Service Industries, Inc. ("NSI"), is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

      General

     The Plan is a defined contribution plan established under the provisions of
     Section 401(a) of the Internal Revenue Code ("IRC") covering all salaried, commissioned, and nonunion hourly employees of the Company with at least six months of service and who have attained the age of 21.

     Effective January 1, 1995, the Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan for Contract Employees (the "Zep Plan") was merged into the Plan. In connection with such merger, all of the assets and liabilities of the Zep Plan were transferred to the Plan and all participants of the Zep Plan (hourly employees represented by a collective bargaining unit ["union employees"]) became eligible to participate in the Plan.

      Contributions

     Participants may elect to contribute between 1% and 10% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.


     The Company makes a profit-sharing contribution to the Plan for salaried, commissioned, and nonunion hourly employees in the amount of (a) 5% of net profits, as defined, plus an amount which represents the same percentage of total annual compensation of all hourly paid employees who are participants of the Plan as the 5% of net profits bears to the total annual compensation of the salaried and commissioned employees who are participants under this Plan, (b) multiplied by a fraction which represents the relationship between the annual compensation of all salaried, commissioned, nonunion hourly employees to the annual compensation of all employees who are qualifying participants in the Plan. Annual compensation included for each participant shall not exceed $40,000. An additional amount may be contributed at the discretion of the board of directors of NSI.

     The Company also makes a profit-sharing contribution to the Plan for the union employees which is calculated in a similar manner as that described above.

     Company contributions are allocated to all participants who are actively employed on the last day of the plan year and who have a year of service, as defined, for such plan year. Allocations are made based on each qualifying participant's compensation relative to all qualifying participants, with a limitation on compensation considered of $40,000.

      Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. Nonvested employer contributions are forfeited upon withdrawal or termination, as defined, from the Plan and are allocated to remaining participants in the same manner as contributions.

      Administration

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust").

     The responsibility for administration of the Plan rests with the Plan's profit-sharing committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Company during 1995.

      Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

     Effective with the change in 1995 from monthly to daily valuation of participant accounts, the Plan assigns units to its participants. At December 31, 1995, 10,421,383 units were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1995:

                  Stable Value Fund                   $10.59
                  Diversified Equity Fund              10.57
                  Balanced Fund                        22.95
                  NSI Stock Fund                       12.39
                  International Fund                    4.59

      Investment in NSI DC Trust

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

         Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

      The separate investment options offered by the Plan are as follows:

        * Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

        * Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of capital.

        * Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

        * NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

        * International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

      Loans to Participants

     The Plan permits loans to participants up to the lower of 50% of the participant's vested account balance or $50,000. Participants have up to five years to pay back the principal and interest unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest on loans is determined based on market rates as determined by the plan administrator.

      Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65 or age 55 with ten years of credited service). These benefits are payable in a lump-sum amount or in installment payments at the election of the participant. A participant who terminates employment with the Company for other than these reasons is entitled to receive his/her contributions in a lump sum as soon as administratively feasible. The vested portion of the participant's employer contributions is generally distributable on the first day of the first month following the later of his/her termination date or sixty-fifth birthday. If this vested portion is less than $5,500, then the participant may elect to have his/her interest distributed immediately in a lump sum.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant as defined in the plan agreement and approved by the Plan's retirement committee.

      Plan Termination

     Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of Plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts,are stated at fair value as determined by the trustee from quoted market prices. Securities, traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     Guaranteed investment contracts ("GICs") included in the master trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1995, contract value approximates fair value. At December 31, 1995, the weighted average crediting interest rate was 6.77%. For the year ended December 31, 1995, the annual yield on the GICS held by the NSI DC Trust was 6.9%. For certain contracts held by the trust, crediting interest rates may be changed in the event of certain events such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

  3.  NSI DC TRUST

      Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1995 is summarized as follows:

Dividends on common stock ...................................      $    245,288
Interest income .............................................         4,597,435
Net appreciation in fair value of common stock ..............         1,408,275
Net income from mutual fund .................................        11,982,057
Net income from common/collective trust .....................        10,492,727
Net income from pooled separate account .....................            21,986
Investment expenses .........................................          (274,795)
Net investment income .......................................      $ 28,472,973


     The investment income of the NSI DC Trust for the year ended December 31, 1995 is allocated among participating plans as follows:

Zep Manufacturing Company Profit
Sharing/401(k) Retirement Plan ................................      $15,790,473
All other NSI plans ...........................................       12,682,500
                              Total ...........................      $28,472,973



      Net Assets

     Net assets of the NSI DC Trust are as follows at December 31, 1995 and 1994:

                                                         1995              1994


Mutual fund ................................    $  47,636,487     $  32,108,552
Common/collective trust ....................       48,146,903        34,036,863
Guaranteed investment contracts ............       55,129,605        52,672,980
Loans receivable from participants .........        6,104,302         5,145,365
NSI common stock ...........................        7,637,554         4,925,868
Money market fund ..........................        1,377,443         3,343,227
Pooled separate account ....................          871,467                 0
                                                  166,903,761       132,232,855
Cash .......................................          127,031                 0
                                                  167,030,792       132,232,855
Accrued investment income ..................           76,779            74,167
Adjustments for pending trades .............         (211,964)         (149,089)
Other ......................................           49,961             7,738
Net assets .................................    $ 166,945,568     $ 132,165,671


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Page 11

     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant balances and is as follows as of December 31, 1995 and 1994:

                                                           1995             1994

Zep Manufacturing Company Profit
    Sharing/401(k) Retirement Plan ...........     $ 92,247,425     $ 70,405,961
All other plans ..............................       74,698,143       61,759,710
              Total ..........................     $166,945,568     $132,165,671


      Investment in NSI Common Stock

     As  of   December 31,   1995  and  1994,   approximately   4.6%  and  3.7%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.  TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service dated October 24, 1994 stating the plan, as designed, is in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1995 and 1994.